SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 FORM 12b-25

                         Notification of Late Filing

                                                Commission File Number: 0-26402
(Check one)

| | Form 10-K and Form 10-KSB | | Form 11-K
| | Form 20-F |X| Form 10-Q and Form 10-QSB | | Form N-SAR

      For the period ended March 31, 1999

| | Transition Report on Form 10-K and Form 10-KSB | | Transition Report on Form 20-F | | Transition Report on Form 11-K | | Transition Report on Form 10-Q and Form 10-QSB | | Transition Report on Form N-SAR

      For the transition period ended ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:_____________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:The American Energy Group, Ltd.

Former name if applicable.

Address of principal
executive office:       9315 FM 1489

City, State and Zip Code: Simonton, Texas 77476


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                                   PART II

                            RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


       (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III

                                  NARRATIVE


      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Officers and management of the Company have only recently returned from extensive drilling operations in Pakistan and related technical meetings in New York, and have been unable to complete the Form 10-Q without unreasonable efforts.



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                                   PART IV

                              OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:
           BRADLEY J. SIMMONS        (281)         346-2652
                (Name)            (Area Code) (telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                |X| YES     |  | No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                |X| YES     |  | No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      EXPLANATION FOR FORM 12B-25 PART IV ITEM (3): The Company anticipates that its results of operations for the quarter ended March 31, 1999 will reflect a loss from operations and an overall net loss. The results cannot be reasonably estimated because the Company has not been able to complete the unaudited financial statements required to be included in the Form 10-Q, and therefore the Company at this time has no reasonable basis for making an estimate of the results.


EXHIBITS

None.


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                       THE AMERICAN ENERGY GROUP, LTD.
                 (Name of Registrant as Specified in Charter

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 14, 1999         By /s/ BRADLEY J. SIMMONS
                                    Bradley J. Simmons
                                    Chairman of the Board, President,
                                    and Chief Accounting Officer





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